Exhibit 99.1

Ingalill Ostman Appointed Senior Vice President SKF Group Communication

    GOTEBORG, Sweden--(BUSINESS WIRE)--Sept. 4, 2007--Regulatory News:

    SKF (STO:SKFA) (STO:SKFB) (LSE:SKFB) (NASDAQ:SKFR):

    Ingalill Ostman has been appointed Senior Vice President, Group Communication.

    She will take up her position on January 1, 2008 and replaces Lars G Malmer who will retire. She will also as from the same date become  member of the SKF Group Management.

    Ingalill Ostman joins SKF from ABB where she is Senior Vice President Communication ABB Sweden and Region Communications Head for Northern Europe. She has previously held a number of managerial positions within ABB as well as management consultant outside ABB.

    Ingalill Ostman, 51 years, has a M.SC. in Mechanical Engineering from Lulea University of Technology.

    Goteborg, 4 September 2007

    Aktiebolaget SKF (publ.)

    AB SKF may be required to disclose the information provided herein pursuant to the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

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    CONTACT: Aktiebolaget SKF
             PRESS:
             Lars G Malmer, +46 (0)31 337 1541
             SKF Group Communication
             mobile: +46 (0)705-371541
             Lars.G.Malmer@skf.com
             or
             IR:
             Marita Bjork, +46 (0)31 337 1994
             SKF Investor Relations
             mobile: +46 (0)705-181994
             marita.bjork@skf.com